UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMEER
8-66043

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____7/01/16_____ AND ENDING _____6/30/17_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fortrend Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41, 55 Collins Street
                              (No. and Street)

Melbourne, VIC, Australia 3000
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Forster   613 9650
8400
                                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

                    (Name - if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200   Walnut Creek   CA   94596
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a
statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fortrend Securities, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



S. Rogers MELBOURNE WEST POLICE STATION
S/C 37098   313 Spencer Street
Docklands 3008

_____
Signature and Title

_____
Notary Public

This report contains (check all applicable boxes):

(x)   (a)   Facing page.
(x)   (b)   Statement of Financial Condition.
(x)   (c)   Statement of Income (Loss).
(x)   (d)   Statement of Cash Flows.
(x)   (e)   Statement of Changes in Stockholders' Equity.
( )   (f)   Statement of Changes in Subordinated Liabilities (not applicable).

(x)   (g)   Computation of Net Capital
            Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )   (h)   Computation for Determination of Reserve Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
            applicable)
( )   (i)   Information Relating to the Possession or Control Requirements
            for Brokers and Dealers Pursuant to Rule 15c3-3 under the
            Securities Exchange Act of 1934 (not applicable).
(x)   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net
            Capital Under Rule 15c3-1 and the Computation for Determination of the
            Reserve Requirements Under Rule 15c3-3 (not applicable).
( )   (k)   A Reconciliation Between the Audited and Unaudited Consolidated Statements
            of Financial Condition With Respect to Methods of Consolidation (not
            applicable).
(x)   (l)   An Oath or Affirmation.
(x)   (m)   A Copy of the SIPC Supplemental Report.
( )   (n)   A report describing any material inadequacies found to exist or found to have
            existed since the date of the previous audit
(x)   (o)   Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x)   (p)   Management's assertion letter regarding (k)(2)(ii) exemption.

Fortrend Securities, Inc.

Annual Audit Report

June 30, 2017

Fortrend Securities, Inc.

June 30, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder
Fortrend Securities, Inc.

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. (the "Company") as of June 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
August 28, 2017

1

Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2017

Assets		
Cash	$	316,737
Deposit with clearing broker		100,134
Commissions receivable		76,968
Securities owned, at fair value		658,056
Due from related parties, net of $81,878 allowance		249,871
Prepaid expense		8,566
Total Assets	$	1,410,332
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	12,800
Income tax payable		43,740
Deferred tax liability		35,533
Due to related party		8,365
Total Liabilities		100,438
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		1,028,107
Total Stockholder's Equity		1,309,894
Total Liabilities and Stockholder's Equity	$	1,410,332

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Income

For the Year Ended June 30, 2017

Revenue		
Commission revenue	$	1,848,452
Advisory fees		168,109
Interest and dividend income		38,347
Unrealized loss on securities owned		(13,529)
Other income		41,740
Total Revenue		2,083,119
Expenses		
Introduction fees		1,577,791
Bad debt expense		81,878
Professional fees		77,948
Clearing fees		64,360
Office and occupancy		8,193
Information services and market data		540
Other operating expenses		70,296
Total Expenses		1,881,006
Net Income from Operations		202,113
Tax provision		52,855
Net Income	$	149,258

See accompanying notes to the financial statements.

Fortrend Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2017

		Common Stock	Retained Earnings	Total
July 1, 2016	$	281,787 $	878,849 $	1,160,636
Net income			149,258	149,258
June 30, 2017	$	281,787 $	1,028,107 $	1,309,894

Fortrend Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2017

Cash Flows from Operating Activities		
Net income	$	149,258
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Loss on securities owned		13,529
Bad debt expense		81,878
Deferred taxes		20,294
(Increase) decrease in:		
Deposit with clearing broker		(33)
Commissions receivable		(6,411)
Due from related parties		(31,033)
Increase (decrease) in:		
Accounts payable and accrued liabilities		(22,600)
Income tax payable		32,561
Due to related party		600
Net Cash Provided by Operating Activities		238,043
Cash Flows from Investing Activities		
Proceeds from sale of securities		166,105
Net Cash Provided by Investing Activities		166,105
Cash Flows from Financing Activities		
Paydown on clearing broker - margin loan		(87,411)
Net Cash Used in Financing Activities		(87,411)
Net increase in Cash and Cash Equivalents		316,737
Cash and cash equivalents at beginning of year		-
Cash and Cash Equivalents at End of Year	$	316,737

Supplemental information:		
Income taxes paid		-
Interest paid	$	1,440

See accompanying notes to the financial statements.

5

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2017

1. Organization

Fortrend Securities, Inc. ("the Company") incorporated in Delaware on March 8, 1992 and was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as an introducing broker-dealer. The Company has a clearing agreement with Raymond James. It also has a piggy back agreement with Fortrend Securities Pty. Ltd. ("FSA"), a company under common control, and acts as a regulated conduit for the accounts of FSA which are introduced to the Company, which in turn are introduced to Raymond James.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than deposit at clearing broker, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contracted amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable.

Securities Transactions
Customer securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis. Related commission income and expenses are recorded on a trade date basis.

Advisory Fees
As an alternative to paying commissious on securities transactions, customers may pay advisory fees quarterly in advance based on assets held in their account.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

Securities Owned
Securities owned consist of equity securities and are stated at fair value with related changes in unrealized appreciation or depreciation reflected in gains or losses on the statement of income.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2017

2. Significant Accounting Policies (continued)

Revenue Recognition
The Company earns its revenue from advisory fees for brokerage services and commissions. Advisory fees are recognized when services are provided. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

Comprehensive Income
There are no differences in net income and comprehensive income.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2017, the Company's net capital was $952,749, which exceeded the requirement by $852,749.

4. Reserve and Possession or Control Requirements

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

5. Clearing Broker Requirements

The Company has a clearing agreement with Raymond James & Associates, Inc. The clearing agreement requires the Company to maintain a deposit of $100,000.

6. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Tax expense for the year ended June 30, 2017 consists of the following:

Current federal	$ 32,561
Deferred federal	20,294
Tax provision	$ 52,855

The deferred tax liability of $35,523 is the result of differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. The Company is no longer subject to federal tax examinations by tax authorities for years ending before 2013.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2017

7. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

Assets Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets measured at fair value on a recurring basis as of June 30, 2017:

	Level 1	Level 2	Level 3	Total
Assets at fair value				
Exchange traded funds	$ 658,056	$ -	$ -	$ 658,056
Total assets at fair value	$ 658,056	$ -	$ -	$ 658,056

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2017

9. Risk Concentrations

At June 30, 2017, 100% of commission receivable was from the Company's clearing broker.

10. Related Party Transaction

PaineWebber Australia Pty. Ltd. (PaineWebber"), an Australian company under common control, had an agreement with the Company whereby it charged $50 per month to the Company for rent only. During the year ended June 30, 2017, the charges totaled $600 and is included in office and occupancy. The amount due PaineWebber is $8,365 at June 30, 2017.

FSA, an Australian company under common control, has an agreement with the Company for introduction of FSA clients to the Company. During the current year, the introduction fees totaled $1,557,791 and are included in operations. The amount due from FSA is an overpayment of $122,019 and $75,920 for expenses paid on behalf of FSA at June 30, 2017.

During the year ended June 30, 2017, the Company advanced $655 to the Company's president. Advances to the Company president totaled $51,932 at June 30, 2017 and are included in due from related parties on the Statement of Financial Condition.

During the year ended June 30, 2017, the Company paid $39,659 of professional fees on behalf of Domus Tower, Inc. ("Domus"), a company under common control. Such payments are included in due from related parties on the Statement of Financial Condition and total $81,878 as of June 30, 2017. Collection of this receivable is considered unlikely so there is an allowance for doubtful accounts of $81,878 for this receivable.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company introduces transactions on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the handling of orders for securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Subsequent Events

The Company has evaluated subsequent events through August 28, 2017, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of June 30, 2017

Net Capital		
Total stockholder's equity	$	1,309,894
Less: Non-allowable assets		
Due from related parties		249,871
Prepaid expense		8,566
Total non-allowable assets		258,437
Tentative Net Capital		1,051,457
Less: Haircuts on securities owned		98,708
Net Capital		952,749
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $64,905 or $100,000, whichever is greater		100,000
Excess Net Capital	$	852,749

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of June 30, 2017)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2017	$	934,151
Decrease in stockholder's equity		(16,808)
Decrease in non-allowable assets		35,406
Net Capital Per Above Computation	$	952,749

See accompanying notes to the financial statements.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
Fortrend Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC rule 17a-5, in which (1) Fortrend Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Walnut Creek, California
August 28, 2017

11

Fortrend Securities, Inc.

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended June 30, 2017

Fortrend Securities, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of June 30, 2017 without exception; and

There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).



Joseph Forster
President